

Mail Stop 7010

December 10, 2008

China Opportunity Acquisition Corp.
Attention: Harry Edelson, Chief Executive Officer
300 Tice Boulevard
Woodcliff Lake, New Jersey 07677

Re: Golden Green Enterprises Limited/China Opportunity Acquisition Corp.
Registration Statement on Form S-4
Filed November 12, 2008
File No. 333-155312

Dear Messrs. Edelson and Ying:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Prior to the effectiveness of your registration statement, please either make appropriate arrangements to have a representative of the NASDAQ Stock Market call us to confirm that your securities have been approved for listing or send us a copy of your listing approval letter.

2.   We note that you will be filing a number of exhibits to your registration statement by amendment, including the legality opinion required by Item 601(b)(5) of Regulation S-K, which opinion should address all of the securities being registered (i.e., ordinary shares, warrants, units and purchase options). Please note that once you file these exhibits we will need adequate time to review them.

3. Please disclose whether the terms of the merger described in your registration statement, as well as the terms of the related agreements and transactions, comply in all material respects with the terms for a transaction described in the registration statement on Form S-1 (No. 333-137716) filed by COAC in connection with its initial public offering.

Summary of the Material Terms of the Merger, page 1

4. Please disclose the range of the aggregate percentage ownership interest in BVICo that the former COAC stockholders could have as a result of the merger. In doing so, to determine the high end of the range, please assume that no COAC stockholders exercise their conversion rights and, to determine the low end of the range, please assume that 39.99% of the Public Shares convert. In addition, please disclose here and in the "Merger Proposal" and "Beneficial Ownership of Securities" sections of the prospectus that the former COAC stockholders could own, in the aggregate, up to approximately 47% of BVICo's ordinary shares if they exercise all of their warrants and options following the consummation of the merger.

5. Please disclose that, subject to deductions for transaction expenses and deferred underwriting commissions, the merger will cause the funds in the trust account to transfer from COAC to BVICo. In addition, please disclose the approximate amount of the funds you expect will be transferred to BVICo.

6. Please split the first bullet into two bullets by putting in a separate bullet the information about what the current BVICo shareholders will receive as a result of the merger.

The Merger, page 10

7. Please clarify in the last paragraph of this subsection on page 11 that it would be the holders of 39.99% of the Public Shares rather than 39.99% of the holders of the Public Shares that would be converting.

Vote of COAC Inside Stockholders, page 12

8. Please disclose the purpose and significance of Mr. Edleson's limit order.

Interests of COAC's Directors, Officers and Others in the Merger, page 14

9. Where you describe the possible transactions that COAC may enter into to incentivize investors to vote for the transaction, please clarify:

- Whether any of the funds in the trust could be used, directly or indirectly, in any of these transactions;

- Whether the meeting would be adjourned to provide time to seek out and negotiate these transaction if at the time of the meeting it appears that the requisite vote will not be obtained or the limitation on conversion will be met, assuming the adjournment proposal is approved; and

- Why this is not, in effect, a waiver of the voting requirement or the limitation on conversion (particularly where put options or similar incentives are used, or if proceeds of the trust may be used to fund such transactions) and why it is consistent with the terms of the IPO as described in the IPO prospectus and the requirements of the company's charter.

Special Meeting of COAC Stockholders, page 44

Proxy Solicitation Costs, page 46

10.   We note that COAC will bear the cost of hiring a proxy solicitor. Please disclose the names of the persons who will bear the other costs of solicitation or, if true, please disclose that COAC will bear all the costs of the solicitation. In addition, please describe the "other electronic means" that you may employ to as part of the solicitation. Please see Item 18(a)(4) of Part I.D. of Form S-4 and Item 4(a) of Schedule 14A.

The Merger Proposal, page 49

11.   Please provide BVICo/Ge Rui's reasons for engaging in the merger. Please see Item 4(a)(2) of Part I.A. of Form S-4.

COAC's Board of Directors' Reasons for the Approval of the Merger, page 52

12.   Please disclose that Mr. Huang is a nominee for appointment to BVICo's board following the consummation of the merger.

Projections Furnished by BVICo to COAC, page 54

13.   Please provide us with a copy of the projections COAC's board received from BVICo. Please note that we may have additional comments once we review the projections.

Comparable Companies Analysis, page 55

14.   Please disclose the purpose and context for the tables on pages 56 and 57.

BMCG Fairness Opinion, page 58

15.   Please describe the nature of the relationship between BMCG and Dr. Wang. Please note that we may have additional comments based on your response. Please see Item 4(b) of Part I.A. of Form S-4 and Item 1015(b) of Regulation M-A.

16.   Please disclose any limitations imposed by COAC or BVICo (or their respective affiliates) on the scope of BMCG's investigation. In this regard, we note that in its fairness opinion BMCG refers to limitations but does not describe them. Please see Item 4(b) of Part I.A. of Form S-4 and Item 1015(b)(6) of Regulation M-A.

Discounted Future Cash Flows, page 62

17.   Please disclose why BMCG selected a long-term perpetual growth rate of 5%.

Ge Rui Comparable Companies Analysis, page 62

18.   Please disclose the names of the companies BMCG used to perform its comparable companies analysis. In addition, please disclose whether BMCG evaluated any other measures of value for these companies besides LTM revenues and EBITDA margins and, if other measures were evaluated, please disclose these measures and the data to which they were applied.

19.   Please disclose the "company-specific factors" BMCG took into account when determining the multiple range for Ge Rui.

Net Asset Value of COAC, page 63

20.   Please correct your disclosure to disclose BMCG's opinion that COAC's net asset value was $40,782,327 as of the date of the balance sheet included in COAC's quarterly report on Form 10-Q for the quarter ended June 30, 2008, as described in BMCG's fairness opinion. The disclosure that the amount was "140,782,327" appears to contain a typographical error.

Material Federal Income Tax Consequences of the Merger . . . ., page 63

21.   Please disclose when and by whom an evaluation will be made to establish whether COAC has any intangible assets that would require it to recognize gain in connection with the merger.

The Merger Agreement, page 66

22.   Please incorporate the merger agreement by reference into the proxy statement/prospectus by means of a statement to that effect. Please see Item 4(c) of Part I.A. of Form S-4.

Note to Unaudited Pro Forma Condensed Combined Financial Information, page 77

23.   In Note F, you disclose the $19 million adjustment to retained earnings is for an estimated dividend to be paid to stockholders of BVICo prior to the merger with COAC. Please revise your disclosure in the prospectus to provide a detailed discussion of this

dividend, including an explanation of its purpose and how it will be calculated. In doing so, please address the restriction in Section 4.1 of the merger agreement on the payment of dividends and whether COAC anticipates granting a waiver of this restriction to permit the payment of this dividend. In addition, please present on the face of your historical balance sheets a pro forma balance sheet that reflects the accrual of the dividend and the related reduction in stockholders' equity so a potential investor can clearly understand the impact of this capital transaction on your equity separate from acquisition adjustments. Refer to SAB Topic 1B3 for guidance.

Directors and Executive Officers of BVICo Following the Merger, page 81

24.   Please disclose that you hired Mr. Huang as a consultant in connection with the merger, as noted on page 52. Please see Item 401 of Regulation S-K. In addition, in view of his consulting relationship, please tell us why you believe Mr. Huang will qualify as an independent director following the merger.

Business of BVICo, page 92

25.   Please provide a discussion of your property and facilities. We note the payments made to the local government for the land use right in Zengzhou, disclosed in Note 10, as well as the lease commitment to Zhengzhou No. 2 Iron and Steel Company Limited disclosed in Note 17. It is not clear if these two properties are actually one and the same or how they relate to your manufacturing facility. Please provide an overview of all relevant property, your principal manufacturing facilities, offices, the site where you are constructing the new production facility, and all other relevant information.

26.   Please revise your filing to disclose the dollar amount of firm backlog orders as of a recent date and a comparable date in the preceding fiscal year, with an indication of the portion not reasonably expected to be filled in the current fiscal year. Please provide an analysis for material changes in your backlog orders and its impact on operations and liquidity. Please see Item 101 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition . . . ., page 98

27.   Please expand MD&A to provide a discussion of recent economic events, including the lower market-wide demand for steel, automobiles and machinery and the current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your customers, recent order activity, expected trends, management's response for managing these events, potential future actions by management and other detailed information. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity.

28.   Please discuss the market for cold-rolled steel and your other principal raw materials. If applicable, explain how recent price drops affect the value of your raw materials inventory, as well as the $18.9 million in prepayments for the purchase of raw materials as of June 30, 2008. Discuss any analysis performed or adjustments made to ensure these items are presented at the lower of cost or market.

Results of Operations – Henan Green Complex Materials, page 100

29.   Your discussion of results of operations identifies the change in income statement line items, which are easily obtainable from the face of the income statement, without quantifying significant factors or discussing the reasons underlying those intermediate effects in sufficient detail. For example:

•   You attribute the change in revenues in the interim periods to the increase in sales volumes of steel products and a slight increase in the sales price per ton. However, the impact of these items is not quantified, and there is no detailed discussion of the underlying reasons.

•   Cost of sales as a percentage of revenue has consistently declined over the past three years. Cost of sales as percentage of revenue decreased from 78.2% in fiscal year 2005 to 73.4% in fiscal year 2006 and further decreased to 72.0% in fiscal year 2007. Your analysis does not identify or quantify the underlying reasons for this continual decline in cost of sales as a percentage of revenue. There is no discussion of the market for your raw materials, how changes in the price of your raw materials impact your operations, or how you manage your raw materials needs.

These examples are not meant to be a comprehensive list and are merely representative of issues noted throughout your discussion. Please revise your filing to expand the discussion of results of operations accordingly. For additional guidance, please refer to SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Liquidity and Capital Resources – Henan Green Complex Materials, page 104

30.   Please substantially revise your discussion and analysis of operating cash flows for each period. In this regard, your current discussion and analysis appears to repeat the financial information that is obtainable from your consolidated financial statements. Please see Item 303 of Regulation S-K and Sections 501.03 and 501.13 of the Financial Reporting Codification for additional guidance.

31.   On page 94, you mention you are constructing a new production facility that will produce coated steel and will provide additional capacity of 250,000 metric tons. There is no discussion of this effort anywhere else in the document. Please expand your discussion

of investing activities to discuss the costs associated with this effort. Expand your discussion of liquidity and capital resources to discuss your plans, commitments for capital expenditures, and the anticipated source of funds needed to fulfill such commitments. Please see Item 303 of Regulation S-K.

Comparison of Rights of COAC and BVICo, page 109

32.   Please clarify, if true, that when you state "None" in the "BVICo Shareholder Rights" column you mean that BVICo shareholders have no comparable rights to those held by COAC stockholders.

Certain Relationships and Related Transactions, page 118

Code of Ethics and Related Person Policy, page 118

33.   Please revise your characterization of the definition of related party transactions to acknowledge and reflect the fact that you are a smaller reporting company and are thus subject to the requirements of Item 404(d) of Regulation S-K.

COAC Related Person Transactions, page 118

34.   Please tell us why you have not disclosed your consulting relationship with board nominee Mr. Huang. In this regard, we note that as a smaller reporting company you are subject to the requirements of Item 404(d) of Regulation S-K.

Description of COAC's and BVICo's Securities, page 122

Warrants, page 123

35.   Regarding the warrants to purchase BVICo ordinary shares, please clarify what you mean by the phrase "of like tenor." If such warrants will have terms that are substantially similar in all material respects to the terms of the outstanding COAC common stock purchase warrants, then please disclose this fact here and elsewhere in the prospectus where you refer to warrants "of like tenor."

36.   The description of the COAC common stock purchase warrants in the first paragraph of this subsection states that each warrant is exercisable for "one ordinary share of COAC." As COAC has common shares rather than ordinary shares, please revise this description accordingly.

Index to Financial Statements, page FS 1

37.   Please update your financial statements pursuant to Rule 3-12 of Regulation S-X.

Henan Green Complex Materials

For the Fiscal Quarter Ended June 30, 2008

Note 11 – Notes Payable, page FS-11

38.   Please expand this footnote to discuss debt covenants on your various notes payable.

Annex G—Tax Opinion of Graubard Miller

39.   Please note that you will need to file a signed and dated opinion, with all blanks completed, prior to requesting acceleration of the effectiveness of your registration statement.

Part II

Item 21. Exhibits and Financial Statement Schedules, page II-3

40.   Please tell us why you have not included as an exhibit the list of subsidiaries required by Item 601(b)(21) of Regulation S-K. In this regard, we note that BVICo has at least two subsidiaries.

Item 22. Undertakings, page II-5

41.   Please tell us why you have excluded the undertaking set forth in Item 512(a)(6) of Regulation S-K. In this regard, we note that BVICo is issuing the securities in the transaction covered by the registration statement, and it appears as if this transaction would be the initial distribution of BVICo's securities in a transaction registered under Section 5 of the Securities Act of 1933, as amended.

Signatures, page II-6

42.   Please have the person or persons acting as each registrant's principal accounting officer or controller, in addition to the other signatories required by Instruction 1 to the signature page section of Form S-4, execute each amendment to the registration statement.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracey McKoy, staff accountant, at (202) 551-3772 or Terence O'Brien, accounting branch chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King, staff attorney, at (202) 551-3338 or me, at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: David Alan Miller, Esq. (Via Facsimile 212-818-8881)